SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                               Notify Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    669956104
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669956104                  13G                    Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair & Co., Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            381,030
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             381,030
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       381,030
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       9.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 669956104                   13G                    Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenton Wood


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Great Britain

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            4,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             381,030
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             4,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       381,030
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        385,030

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       9.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 669956104                   13G                    Page 4 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kalman Renov


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            10,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             381,030
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             10,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       381,030
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        391,030

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                         X
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       9.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 5 of 7 pages
Item 1.
         (a)   Name of Issuer:
               Notify Corporation

         (b)   Address of Issuer's Principal Executive Offices:
               1054 S. DeAnza Blvd.
               Suite 105
               San Jose, California  95129

Item 2.
         (a)   Name of Person Filing:

               This statement is filed jointly by D.H. Blair & Co., Inc. ("Blair"), Kenton E. Wood ("Wood"), and Kalman Renov ("Renov") (collectively, the "Reporting Parties"). Wood is Chairman and Chief Executive Officer of Blair. Renov is a Vice Chairman of Blair. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b)   Address of Principal Business Office or, if None, Residence:

               The Reporting Parties' business address is 44 Wall Street, New York, NY 10005.

         (c)   Citizen:

               Blair is incorporated in the State of New York, Wood is a citizen of Great Britain, and Renov is a citizen of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $.001 par value ("shares").

         (e)   CUSIP#:
               669956104

Item 3.  (a)   Blair is a  broker-dealer  registered  under  Section 15 of the
               Securities Exchange Act.

Item 4. Ownership:

      (a) (b)
          (i) As of December 31, 1997, Blair may be deemed to beneficially own 381,030 shares or 9.7% of the Issuer's shares issued and outstanding as follows: 60,515 shares, 24,675 Class
               A Warrants (1), and 147,920 Units (1) held by Blair as market-maker.


          (ii) As of December 31, 1997, Wood may be deemed to beneficially own 385,030 shares or 9.8% of the Issuer's shares issued and outstanding as follows: 381,030 shares held by Blair as market-maker as described in (i) above, and 2,000 Units held in a custodial account pursuant to the Uniform Gifts to Minors Act (New York).

         (iii) As of December 31, 1997, Renov may be deemed to beneficially own 391,030 (2) shares or 9.9% of the Issuer's shares issued and outstanding as follows: 381,030 shares held by Blair as market-maker as described in (i) above, and 10,000 shares owned directly by him.



 _____________________________________________________________________________

     (1) Each Unit consists of one share and one Class A Warrant. Each Class A Warrant entitles the holder to purchase one share at a price of $6.50, subject to adjustment, until August 28, 2002.

     (2) Not included are 2,000 Units owned by a partnership, some of whose limited partners are Renov's wife and some of his children. Renov does not have voting or dispositive power over securities owned by this partnership.

                                                            Page 6 of 7 pages


      (c) Wood, as Chairman of the Board of Directors of Blair, shares voting and dispositive power over securities owned by Blair with its Board of Directors, of which Renov is a member. Wood and Renov each has sole voting and dispositive power over securities owned directly by either of them.


Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:
            Not applicable.

Item 8.     Identification and Classification of Members of the Group:
            Not applicable.

Item 9.     Notice of Dissolution of Group:
            Not applicable.

Item 10.    Certification:
            By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.

                       EXHIBIT INDEX
                       -------------
EXHIBIT A -  Agreement by the  Reporting  Parties to file this Schedule
             13G on behalf of each of them.


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.




                                          D.H. BLAIR & CO., INC.


                                              /s/ Kenton E. Wood
Dated:   February 10, 1998                By:________________________________
         New York, New York                 Kenton E. Wood
                                            Chairman




                                             /s/ Kenton E. Wood
Dated:   February 10, 1998                  _________________________________
         New York, New York                 Kenton E. Wood







                                            /s/ Kalman Renov
Dated:   February 10, 1998                  _________________________________
         New York, New York                 Kalman Renov